Exhibit 99.2

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Red White & Bloom Brands Inc. (the “Company” or “RWB”) 789 West Pender Street, Suite 810 Vancouver, BC V6C 1H2

Item 2	Date of Material Change

June 6, 2023

Item 3	News Release

A news release issued by the Company with respect to the material change referred to in this Material Change Report was disseminated via Globe Newswire and filed on SEDAR on June 7, 2023.

Item 4	Summary of Material Change

The Company entered into a binding letter agreement on June 6, 2023 (the “Letter Agreement”) whereby it had agreed to acquire Aleafia Health Inc. (“Aleafia”) and its subsidiaries in a business combination transaction (the “Proposed Transaction”) by way of a plan of arrangement.

Concurrent with entering into the Letter Agreement, (i) Aleafia’s loan agreement with NE SPC II LP (“NE SPC”) dated as of December 24, 2021 and as amended on March 28, 2022, June 17, 2022, April 26, 2023, May 15, 2023, and May 31, 2023 (the “Aleafia Loan Agreement”) was assigned by NE SPC to the Company; (ii) Royal Group Resources Ltd. (“RGR”), an existing creditor of both the Company and Aleafia, provided the Company with $14 million as an advance under the Company’s existing secured note in favour of RGR dated March 27, 2023 (the “RGR Advance”); and (iii) the Company entered into an agreement to advance to Aleafia an amount equal to $1.5 million under the Aleafia Loan Agreement.

Item 5	Full Description of Material Change

On June 7, 2023, in a joint news release issued by the Company and Aleafia, the Company announced it had entered into the Letter Agreement.

Under the terms of the Letter Agreement, each outstanding common share in the capital of Aleafia (each, an “Aleafia Share”) will be exchanged for 0.35 of a common share in the capital of the Company (each, an “RWB Share”), subject to customary adjustment (the “Exchange Ratio”). Upon the completion of the Proposed Transaction, existing RWB shareholders are expected to own approximately 76% of the entity resulting from the Proposed Transaction (the "Combined Company") and shareholders of Aleafia are expected to own approximately 24% of the Combined Company.

The Proposed Transaction is expected to be completed by way of a court-approved plan of arrangement under the Business Corporations Act (Ontario). The Letter Agreement provides for the parties to enter into a definitive arrangement agreement setting out the final terms and conditions of the Proposed Transaction.

Under the terms of the Letter Agreement, outstanding options and warrants to purchase Aleafia Shares will become exercisable to acquire RWB Shares on the same terms and conditions, on the basis of the Exchange Ratio. Outstanding restricted and deferred share units of Aleafia will be settled upon closing in RWB Shares on the basis of the Exchange Ratio.

The Proposed Transaction will require the approval of: (a) (i) two-thirds of the votes cast by shareholders of Aleafia, and, if required, (ii) a simple majority of the votes cast by minority shareholders of Aleafia in accordance with Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”), at a special meeting of shareholders of the Company expected to take place in the third quarter of 2023 (the “Aleafia Meeting”); (b) debentureholders of the requisite percentage of the principal amount of each series of Aleafia Convertible Debentures (“Debentureholder Approval”); and (c) if required, RWB shareholders at a special meeting of RWB shareholders expected to take place in the third quarter of 2023 (the “RWB Meeting”).

Completion of the Proposed Transaction will be subject to customary closing conditions and receipt of necessary court and regulatory approvals, including stock exchange approval. Subject to receipt of all necessary approvals, the Proposed Transaction is expected to close by no later than 5:00 p.m. on October 31, 2023 (the “Effective Time”).

A copy of the Letter Agreement has been filed on the Company’s SEDAR profile at www.sedar.com. Prior to entering into a definitive arrangement agreement, all members of the board of directors of the Company, all officers of the Company and certain other security holders of the Company, will enter into customary support and voting agreements.

The Letter Agreement provides for the parties to enter into a definitive arrangement agreement setting out the final terms and conditions of the Proposed Transaction on or before July 31, 2023. The Letter Agreement contains, and the arrangement agreement will continue to contain, standard non-solicitation and superior proposal provisions and a break fee of $2 million. The Letter Agreement includes, and arrangement agreement will continue to include other provisions such as conditions to closing the Proposed Transaction, and representations and warranties and covenants customary for arrangement agreements. Further details with respect to the Proposed Transaction will be included in the arrangement agreement and in an information circular to be mailed to shareholders of Aleafia in connection with the Aleafia Meeting and to holders of Aleafia Convertible Debentures (as defined below), as applicable, and to RWB shareholders in connection with the RWB meeting (if required). Once available, copies of the arrangement agreement and information circular will be filed on the Company’s and Aleafia’s SEDAR profiles at www.sedar.com, as applicable.

Fairness Opinion and Board Approvals

Prior to entering into a definitive arrangement agreement, the disinterested members of the board of directors of Aleafia (the “Committee”) will engage a financial advisor to provide Aleafia with an opinion stating that the consideration offered pursuant to the Letter Agreement and subsequent definitive arrangement agreement is fair, from a financial point of view to the holders of Aleafia Shares and, if required pursuant to MI 61-101, Aleafia will obtain a formal valuation from an independent valuator. The Committee was previously established by Aleafia to review and evaluate all options available to Aleafia, including the Proposed Transaction. After conducting an analysis of the options available, including the Proposed Transaction, the Committee unanimously recommended the Proposed Transaction to the board of directors of Aleafia as being in the best interests of Aleafia and Aleafia’s security holders.

From an RWB perspective, Mr. Colby De Zen has a disclosable interest with respect to the Proposed Transaction given his involvement with certain affiliated parties that may be directors, creditors and/or shareholders of RWB and Aleafia, and which are owned and controlled by members of Mr. Colby De Zen’s family. In accordance with Canadian corporate law requirements, he declared the nature and extent of his interest in the Proposed Transaction and recused himself from consideration and voting on the Proposed Transaction. The disinterested directors of RWB participated in evaluating and recommending the Proposed Transaction.

Assignment of Secured Debt

Concurrent with entering into the Letter Agreement, the Aleafia Loan Agreement was assigned by NE SPC to RWB.

Credit Facility and Settlement of Aleafia Convertible Debentures

Pursuant to the Letter Agreement, within 30 days of the Letter Agreement, RWB and Aleafia will negotiate in good faith a credit facility to be provided by RWB to Aleafia of $17.5 million (the “RWB Credit Facility”). In the event that either party terminates the Letter Agreement or arrangement agreement, the board of directors of Aleafia does not unanimously recommend that shareholders of Aleafia vote in favour of the Proposed Transaction or the Proposed Transaction fails to gain any of the prerequisite approvals required to close, including but not limited to any required security holder approvals, such as the approval of the holders of the Aleafia Convertible Debentures, or court approval of the Arrangement, or if any conditions to closing the Proposed Transaction are not satisfied or waived, the due date of the RWB Credit Facility will accelerate.

RWB intends to secure a $30 million credit facility (the “New Credit Facility”), the proceeds of which will serve multiple purposes, including the funding of the assignment of the Aleafia Loan Agreement to RWB, full and final settlement of all outstanding principal and accrued interest and any other amounts owing in respect of certain Aleafia convertible debentures issued under the amended and restated debenture indenture providing for the issue of certain convertible debentures dated as of June 27, 2022 between Aleafia and Computershare Trust Company of Canada, as the trustee, as supplemented by: (a) the first supplemental indenture dated as of June 27, 2022 (providing for the issue of the 8.5% Series A Secured Convertible Debentures Due June 30, 2024); (b) the second supplemental indenture dated as of June 27, 2022 (providing for the issue of the 8.5% Series B Secured Convertible Debentures Due June 30, 2026), and (c) the third supplemental indenture dated as of June 27, 2022 (providing for the issue of 8.50% Series C Secured Debentures Due June 30, 2028) (collectively, the “Aleafia Convertible Debentures”) for an aggregate of $6 million at the Effective Time (subject to receipt of Debentureholder Approval), funding working capital requirements and targeted growth initiatives of the Combined Company, and covering general corporate expenses and transaction costs associated with the Proposed Transaction.

Concurrently with the execution of the Letter Agreement, RGR provided the Company with the RGR Advance, which will be retired upon closing of the New Credit Facility.

Also concurrent with the execution of the Letter Agreement, the Company entered into an agreement to advance to Aleafia an amount equal to $1.5 million under the Aleafia Loan Agreement.

Cautionary Note Regarding Forward-Looking Information

This material change report contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking statements.

In this material change report, forward-looking statements relate to, among other things, statements regarding: the Proposed Transaction; the definitive arrangement agreement that the parties anticipate entering into in connection with the Proposed Transaction; the receipt of necessary shareholder, court and regulatory approvals for the Proposed Transaction; the anticipated timeline for completing the Proposed Transaction; the terms and conditions pursuant to which the Proposed Transaction will be completed, if at all; the anticipated benefits of the Proposed Transaction; the Combined Company; the future financial and operational performance of the Combined Company; the Combined Company’s key business segments, product offerings, and overall financial performance; products of the Combined Company; and potential future revenue and cost synergies resulting from the Proposed Transaction. These forward-looking statements are not guarantees of future results and involve risks and uncertainties that may cause actual results to differ materially from the potential results discussed in the forward-looking statements.

In respect of the forward-looking statements concerning the Proposed Transaction, including the entering into of the definitive arrangement agreement, and the anticipated timing for completion of the Proposed Transaction, the Company and Aleafia have relied on certain assumptions that it believes are reasonable at this time, including assumptions as to the ability of the parties to receive, in a timely manner and on satisfactory terms, the necessary regulatory, court, shareholder, stock exchange and other third party approvals and the ability of the parties to satisfy, in a timely manner, the other conditions to the completion of the Proposed Transaction. This timeline may change for a number of reasons, including unforeseen delays in preparing meeting materials; inability to secure necessary regulatory, court, shareholder, stock exchange or other third-party approvals in the time assumed or the need for additional time to satisfy the other conditions to the completion of the Proposed Transaction. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this material change report concerning these times.

Risks and uncertainties that may cause such differences include but are not limited to: the risk that the Proposed Transaction may not be completed on a timely basis, if at all; the conditions to the consummation of the Proposed Transaction may not be satisfied; the risk that the Proposed Transaction may involve unexpected costs, liabilities or delays; the possibility that legal proceedings may be instituted against the Company, Aleafia and/or others relating to the Proposed Transaction and the outcome of such proceedings; the possible occurrence of an event, change or other circumstance that could result in termination of the Proposed Transaction; risks relating to the failure to obtain necessary shareholder and court approval; other risks inherent in the plant-based food industry. Failure to obtain the requisite approvals, or the failure of the parties to otherwise satisfy the conditions to or complete the Proposed Transaction, may result in the Proposed Transaction not being completed on the proposed terms, or at all. In addition, if the Proposed Transaction is not completed, the announcement of the Proposed Transaction and the dedication of substantial resources of the Company and Aleafia to the completion of the Proposed Transaction could have a material adverse impact on each of the Company’s and Aleafia’s share price, its current business relationships and on the current and future operations, financial condition, and prospects of each of the Company and Aleafia.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

This report is not being filed on a confidential basis.

Item 7	Omitted Information

No information has been omitted in respect of the material change.

Item 8	Executive Officer

The following executive officer of the Company is knowledgeable about the material change disclosed in this report: Edoardo Mattei Chief Financial Officer Telephone: 947-225-0503, x 1003

Item 9	Date of Report June 14, 2023